SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period November 12, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 26, 2008 to November 11, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	12 November, 2008

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 55AWC

Alcoa Inc today announced that Alcoa of Australia has suspended work on the proposed expansion of the Wagerup alumina refinery until market conditions improve. A media release is attached.

/s/ Stephen Foster
Stephen Foster
Company Secretary

11 November 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

November 11, 2008

Global financial crisis puts Wagerup 3 on hold

Alcoa has announced it has suspended work on the proposed expansion of the Wagerup Refinery (Wagerup 3) until market conditions improve. The decision has been taken due to market softness resulting from the global financial crisis.

Alcoa of Australia Managing Director Alan Cransberg, said the action taken was necessary given the current challenging economic environment.

“Alcoa of Australia is a strong and high performing business but, like many companies, we are facing unprecedented economic challenges that require us to reign in capital expenditure and reconsider the timing of our capital projects.

“Wagerup 3 continues to represent one of Alcoa’s best brown field opportunities globally to deliver value through an expansion. When market conditions improve we will revisit implementation of the project,” he said.

Mr Cransberg said that the future of Alcoa’s business in Australia remains bright but work also needed to be done to secure energy supply for the expansion and understand the detail of the Australian Government’s emissions trading scheme before the project could be revisited.

The Wagerup 3 decision is one of a range of initiatives taken by Alcoa Inc to address the global financial crisis. Alcoa Inc also announced today that it will make targeted curtailments across its aluminium smelting system that will be phased-in beginning this month totalling approximately 350,000 metric tonnes per year. This is on top of the previously announced curtailment of 265,000 tonnes at the Rockdale aluminium smelter in Texas.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 54AWC

Alcoa Inc announced today that it will curtail approximately 350,000 metric tons per year (mtpy) of aluminium production beginning immediately, in addition to its previously announced curtailment at its 265,000 mtpy smelter in Rockdale, Texas. Adjustments to Alcoa World Alumina & Chemicals’ alumina refining production will be made accordingly.

Alcoa World Alumina and Chemicals is a global joint venture between Alumina Limited ( 40%) and Alcoa ( 60%).

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007

/s/ Stephen Foster
Stephen Foster
Company Secretary

11 November 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

11/10/2008

Alcoa to Curtail Additional 350,000 mtpy of Aluminum Production Across Its Global Smelting System

Action Brings Company’s Curtailed Production to 615,000 mtpy, or 15% This Year

PITTSBURGH—(BUSINESS WIRE)—Alcoa (NYSE:AA) today announced it will curtail an additional 350,000 metric tons per year (mtpy) of aluminum production beginning immediately. Last month the Company curtailed production at its 265,000 mtpy smelter in Rockdale, Texas. Combined, the Company’s curtailment efforts in the second half of this year total 15 percent of the Company’s annualized output, or 615,000 mtpy. The additional curtailments are necessary because of lower end-market demand and global economic softness. The curtailments follow targeted cost-reduction initiatives and will be spread across the company’s global system. This approach will minimize the costs associated with wholesale plant shutdowns and re-starts and the impact on plant communities.

The reductions will be achieved through partial potline curtailments, targeted suspension of pot re-lining, optimization of pot operating parameters, and by modulating power use for sale during peaks in the power markets.

Partial potline curtailments will include smelters in Ferndale, Washington; and Baie Comeau, Quebec. The Baie Comeau curtailment will be implemented as part of the previously announced modernization program at the plant. In Ferndale, Alcoa continues to make progress on finalizing the arrangements within the MOU it signed last month with the Bonneville Power Administration (BPA) to supply energy to the Intalco Works smelter there through 2028. The MOU provides a foundation for the plant to be competitive globally and for Alcoa to invest in improving the overall environmental and productivity performance of the plant.

“The industry is in surplus and has experienced an unprecedented fall in aluminum prices over a very short period of time,” said Bernt Reitan, Alcoa Executive Vice President and President – Global Primary Products. “While we continue to see a strong long-term outlook for aluminum consumption, we are taking a series of actions to address the current market conditions, including targeted cost-reductions across our system and reducing production.

“These curtailment steps are part of a larger global effort to reduce our costs, match production with demand, and help secure a long term future for our operations in light of the current market,” said Reitan. “We have reviewed every asset across our entire system with an eye on how best to maximize profitability as we look to align production with demand. After careful analysis we have developed a four-part model that spreads the curtailments across our global system and minimizes the costs associated with plant shutdowns and re-starts and, in turn, minimize the impact on plant communities.”

The reductions will be phased-in beginning immediately. Alcoa’s new annualized smelting production rate is approximately 3.5 million mtpy, with approximately 1.0 million mtpy idled. Costs for the curtailments are still being finalized. Adjustments to the Company’s alumina refining production will be made accordingly.

The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2008 – 52AWC

Please find attached an Appendix 3B provided in relation to the issue of shares under the Company’s Dividend Reinvestment Plan.

/s/ Stephen Foster
Stephen Foster
Company Secretary

17 October 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Alumina Limited

ABN
85 004 820 419

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,509,711

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Allotment of 3,509,711 fully paid ordinary shares to 17,526 shareholders participating in the Alumina Limited Dividend Reinvestment Plan at the record date of 23 September 2008 for entitlements to the dividend paid on 14 October 2008

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$3.15

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the Alumina Limited Dividend Reinvestment Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2008
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,459,857,251	Fully paid ordinary shares in Alumina Limited

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	US$350,000,000 in principal amount	2.0% Guaranteed Convertible Bonds due 2013 issued by Alumina Finance Limited (ACN 130 920 562) and guaranteed by, and convertible into fully paid ordinary shares of, Alumina Limited, as described in the Offering Circular dated 14 May 2008 issued by Alumina Finance Limited and Alumina Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 – Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stephen Foster	Date: 17 October 2008
(Director/Company secretary)

Print name:	Stephen Foster

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 51AWC

Entitlement offer and adjustment to Convertible Bonds conversion price

Alumina Limited, as guarantor of the US$350,000,000 Convertible Bonds due 2013 issued by Alumina Finance Limited, recently completed an entitlement offer (rights issue) of approximately 303.4 million ordinary shares at an issue price of A$3.00 per share.

As a result of the entitlement offer and subsequent allocation of all shares issued under it, the conversion price of the Convertible Bonds has been adjusted in accordance with their terms and conditions from A$8.35 to A$7.76 (after disregarding fractions of cents that are carried forward under the terms and conditions to any subsequent adjustments). The adjusted conversion price applies with effect on and from 1 September 2008, the first date on which Alumina Limited’s ordinary shares traded ex-entitlement offer on the Australian Securities Exchange. At the adjusted conversion price, the Convertible Bonds are convertible in aggregate into 47,642,434 Alumina Limited ordinary shares.

/s/ Stephen Foster
Stephen Foster
Company Secretary

17 October 2008	Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia
The Manager	Level 12 IBM Centre
Announcements Company Announcements Office Australian Stock Exchange	60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Public Announcement 2008 – 50AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

15 October 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY
Date of last notice	7 October 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan.

Date of change	14 October 2008

No. of securities held prior to change	58,140 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 1,701 fully paid ordinary shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.15 per share was paid.

No. of securities held after change	59,841 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 49AWC

Alumina Limited’s fully franked 2008 Interim Dividend of 12 cents per share is payable on 14 October 2008 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 23 September 2008 (the “Record Date”).

The price set in order to calculate the number of shares to be allotted under Alumina’s Dividend Reinvestment Plan (“DRP”) is A$3.15 which is the arithmetic average of the daily volume weighted average sale price of all Alumina shares sold on the ASX in the ordinary course of trading on the ASX during the ten trading days, commencing on the second trading date immediately following the Record Date.

/s/ Colin Hendry
Colin Hendry
Company Secretary

9 October 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 45AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

12 September 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley
Date of last notice	27 June 2008

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse Mrs Jane Morley

Date of change	8 September 2008

No. of securities held prior to change	428,195 fully paid ordinary shares in Alumina Limited.

Number acquired	4,636 fully paid ordinary shares in Alumina Limited under the terms and conditions of the Non-executive Share Plan.

Number disposed

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $3.76 per share

No. of securities held after change	432,831 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY
Date of last notice	15 August 2008

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	8 September 2008

No. of securities held prior to change	45,027 fully paid ordinary shares in Alumina Limited

Number acquired	1,854 fully paid ordinary shares in Alumina Limited under the terms and conditions of the Non-executive Share Plan.

Number disposed	n/a

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.76 per share was paid.

No. of securities held after change	46,881 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY
Date of last notice	18 February 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	8 September, 2008

No. of securities held prior to change	38,638 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 4,636 ordinary shares in Alumina Limited under the terms and conditions of the Non-executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.76 per share was paid.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

No. of securities held after change	43,274 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY
Date of last notice	18 February 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Betty Pizzey

Date of change	8 September 2008

No. of securities held prior to change	15,657 fully paid ordinary shares in Alumina Limited

Number acquired	On 9 September 2008, acquired 3,670 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.76 per share was paid.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

No. of securities held after change	19,327 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com